   Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months ended March 31, 2016 and 2015

April 26, 2016

    MD&A

Introduction

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “MD&A”) is dated April 26, 2016. It should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for Wi-LAN Inc. for the three months ended March 31, 2016 (the “Financial Statements”). References in this MD&A to “WiLAN”, “our Company”, “we”, “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) for interim financial information. These Financial Statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. Accordingly, this MD&A should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2015 and the related management’s discussion and analysis of financial condition and results of operations for our year ended December 31, 2015 dated February 8, 2016 (the “Annual MD&A”), each as filed with the Canadian securities regulators on SEDAR and furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 40-F on EDGAR.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended March 31, 2016 and up to and including April 26, 2016.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2015, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;
•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

2016 First Quarter Financial Results	1

MD&A

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information including those which are discussed in greater detail under the heading “Risk Factors” in our February 8, 2016 Annual Information Form for the year ended December 31, 2015 (“AIF”).

Non-GAAP Disclosure

We use the term “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) to reference earnings from continuing operations before interest income, interest expense, depreciation & amortization expense,  and the provision for income taxes as disclosed in the reconciliation of net earnings/loss to EBITDA included in this MD&A. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. We had previously used the term “adjusted earnings” as a measure of our performance; however, we believe that EBITDA may be more useful for certain investors and readers of the financial statements as a measure of our performance in comparison to our industry peers. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

2016 First Quarter Financial Results	2

MD&A

selected financial information

The following table sets forth consolidated statements of operations data for the periods indicated as well as certain balance sheet data as at March 31, 2016 and December 31, 2015.

	Three months ended		Three months ended
	March 31, 2016		March 31, 2015

Revenue	$30,160	100%	$20,410	100%

Operating expenses
Cost of revenue	17,992	60%	19,466	95%
Research and development	-	0%	719	4%
Marketing, general and administration	2,647	9%	2,251	11%
Foreign exchange (gain) loss	(163)	(1%)	2,286	11%
Total operating expenses	20,476	68%	24,722	121%
Earnings (loss) from operations	9,684	32%	(4,312)	(21%)

Interest income	118	0%	122	1%
Earnings (loss) before income taxes	9,802	33%	(4,190)	(21%)

Provision for (recovery of) income tax expense
Current	3,023	10%	1,003	5%
Deferred	1,859	6%	(435)	(2%)
	4,882	16%	568	3%
Net earnings (loss)	$4,920	16%	$(4,758)	(23%)

Earnings (loss) per share
Basic	$0.04		$(0.04)
Diluted	0.04		(0.04)

Weighted average number of common shares
Basic	120,281,998		120,472,290
Diluted	120,281,998		120,472,290

	As at March 31, 2016	As at December 31, 2015
Cash and cash equivalents	$100,685	$93,431
Short-term investments	1,194	1,120
Total assets	291,384	293,218
Long-term debt	—	—
Dividends declared per common share	0.0125	0.17

2016 First Quarter Financial Results	3

MD&A

Results of operations overview

Revenues for the three months ended March 31, 2016 were $30,160 representing an increase of $9,750 or 48% over the three months ended March 31, 2015.  The increase in revenue is attributable to fixed payment license agreements signed during the three months ended March 31, 2016 partially offset by the completion of certain fixed payment license agreements signed in previous years.

As at March 31, 2016, we had 43 partners and 50 patent portfolio programs. During the three months ended March 31, 2016 we signed 11 licenses.

Operating expenses for the three months ended March 31, 2016 were $20,476 or 68% of revenues, representing a decrease of $4,246 or 17% as compared to the three months ended March 31, 2015. The decrease in operating expenses is primarily attributable to lower litigation costs, compensation and benefits, and foreign exchange loss partially offset by an increase in patent maintenance, prosecution and evaluation costs, contingent partner payments and legal fees, and amortization expense.

Litigation expense, which is included in cost of revenue, accounted for approximately $892 and $6,240 or 4% and 25% of total operating expenses for the three months ended March 31, 2016 and 2015 respectively.  Our preference is to negotiate licenses without the use of litigation; that is not, however, always possible.  Given the number of litigations we are currently involved in and the related fee arrangements, litigation expenses for 2016 are expected to decrease from the 2015 levels excluding contingent litigation payments.  Litigation activities, and therefore litigation expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded net earnings for the three months ended March 31, 2016 of $4,920 or $0.04 per basic and diluted share as compared to a net loss for the three months ended March 31, 2015 of $4,758 or $0.04 per basic and diluted share.

We consider EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings/loss to EBITDA.

	Three months ended
	March 31, 2016	March 31, 2015
Net earnings (loss) under GAAP	$4,920	$(4,758)

Adjusted for:
Interest income	(118)	(122)
Depreciation and amortization	10,130	8,988
Income tax expense	4,882	568
EBITDA	$19,814	$4,676

Weighted average number of common shares (1)
Basic	120,281,998	120,472,290

EBITDA per basic share	$0.16	$0.04
Earnings (loss) per basic share under GAAP	$0.04	$(0.04)

1.	Weighted average number of commons shares used in the calculation of adjusted earnings per basic share and earnings per basic share under GAAP.

EBITDA for the three months ended March 31, 2016 was $19,814 as compared to $4,676 for the three months ended March 31, 2015.  The increase in EBITDA as compared to the same period last year is primarily attributable to an increase in revenue and a decrease in litigation expenses, compensation and benefits and foreign exchange loss partially offset by an increase in patent maintenance, prosecution and evaluation costs, and contingent partner payments and legal fees.

2016 First Quarter Financial Results	4

MD&A

Results of Operations for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015

Revenues

Revenues for the three months ended March 31, 2016 were $30,160, representing an increase of $9,750 or 48% as compared to the three months ended March 31, 2015.

	Three months ended
	March 31, 2016	March 31, 2015

Revenues	$30,160	$20,410
Increase from comparative period	48%

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Two licensees individually accounted for 30% and 10% of revenues for the three months ended March 31, 2016 as compared to four licensees which individually accounted for 15%, 13%, 10% and 10% of revenue for the three months ended March 31, 2015.  For the three months ended March 31, 2016 and 2015, the top ten licensees accounted for 86% and 78% of revenues, respectively.

Historically, a significant portion of our revenues has been generated by license agreements having fixed periodic payments, however we expect that an increasing portion of our revenues will be generated by license agreements having one-time lump sum payments. Given the expected shift in the business model just described, revenues are likely to vary, perhaps significantly, from period to period.

Cost of revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold , employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to sourcing new patent portfolios or developing new strategic partnerships and the management of our patent portfolio as cost of revenue.  The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks.   Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly.  We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation and amortization expenses are not necessarily variable with revenues.

The table below provides the details of cost of revenue:

	Three months ended
	March 31, 2016	March 31, 2015

Compensation and benefits	$1,853	$1,992
Litigation	892	6,240
Patent maintenance, prosecution, and evaluation	3,048	1,344
Contingent partner payments and legal fees	1,928	655
Amortization of patents	10,022	8,845
Stock-based compensation	90	126
Other	159	264
	$17,992	$19,466
Percent of revenue	60%	95%
Decrease from comparative period	(8%)

2016 First Quarter Financial Results	5

MD&A

Cost of revenue for the three months ended March 31, 2016 was $17,992 or 60% of revenues as compared to $19,466 or 95% of revenues for the same period last year.  The decrease in cost of revenue is primarily attributable to a decrease in litigation expense partially offset by an increase in patent maintenance, prosecution, and evaluation costs, contingent partner payments and legal fees, and amortization expense. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. As a result of the expansion of the number of our licensing programs, an increase in litigation matters and an increase in partnering arrangements with the previous patent owners and contingent legal fee arrangements with law firms, cost of revenue is expected to increase in fiscal 2016.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenues we generate.  Our external litigation expenses consist of expenses related to the conduct of our litigation activities and include the costs of external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations that are not otherwise contingent.

Pursuant to our engagement of McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next twelve months.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at March 31, 2016, the current and long term portions of the success fee obligation are $2,598 and $187, respectively. During the three months ended March 31, 2016, we paid McKools $854 (three months ended March 31, 2015 - $1,174) based on proceeds collected as of December 31, 2015.

For the three months ended March 31, 2016, litigation expenses amounted to $892 as compared to $6,240 for the same period last year. The decrease in litigation for the three months ended March 31, 2016 is attributable to an increase in shared risk fee arrangements with external legal counsel in comparison to the same period last year.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities, and shared risk fee arrangements. We expect a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and the corresponding fee arrangements.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position. We are currently not subject to any claims or lawsuits and therefore no amounts have been accrued.

We have engaged the services of certain law firms to represent us in certain patent infringement litigations. Pursuant to these engagements, we have agreed to pay these law firms a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. We have in the past, and may again in the future, agree to pay a discounted fixed fee capped at an amount that would normally be a fraction of the estimated total fees as an advance against any future success fee payments. Any success fees payable to these law firms are expensed in the period for which the applicable revenues are recognized.

All fixed fee amounts are expensed in the period they are incurred.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries, have contingent partner payment arrangements with the previous patent owners and most often have contingent legal fee arrangements with law firms. As these licensing programs generate revenues we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenues recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenues each period.

Research and development expense (“R&D”)

The restructuring activities, which commenced in October 2015, resulted in the elimination of our R&D activities and, therefore, we do not expect to incur any expenses related to R&D. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business model.

2016 First Quarter Financial Results	6

MD&A

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

The table below provides the details of MG&A expense:

	Three months ended
	March 31, 2016	March 31, 2015

Compensation and benefits	$1,302	$1,191
Depreciation	107	118
Stock-based compensation	17	116
Public company costs	700	315
Facilities	151	149
Other	370	397
	$2,647	$2,251
Percent of revenue	9%	11%
Increase from comparative period	18%

MG&A expenses for the three months ended March 31, 2016, amounted to $2,647 or 9% of revenues as compared to $2,251 or 11% of revenue for the same period last year.  The increase in spending for the three months ended March 31, 2016 is primarily attributable to an increase in public company costs for the accrued costs related to deferred stock units held by certain non-executive members of our Board as a result of an increase in stock price during the three months ended March 31, 2016.

MG&A costs will vary from period to period depending on activities and initiatives undertaken and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation spending and public company costs.

Foreign exchange gain/loss

The table below provides the details of the foreign exchange gain/loss:

	Three months ended
	March 31, 2016	March 31, 2015

Realized foreign exchange loss	$68	$538
Unrealized foreign exchange (gain) loss	(231)	1,748
	$(163)	$2,286
Percent of revenue	(1%)	11%
Decrease from comparative period	NM*

* NM - percentage is not meaningful as the change is too large

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars and is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

The unrealized foreign exchange gain recognized in the three months ended March 31, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars and the Canadian dollar strengthening relative to the U.S. dollar during the three months ended March 31, 2016 as compared to the same period last year for which the Canadian dollar weakened relative to the U.S. dollar.

2016 First Quarter Financial Results	7

MD&A

From time to time we may utilize forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates.

As at March 31, 2016, we did not have any foreign exchange forward contracts.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Interest income

Our recorded interest income for the three months ended March 31, 2016 was $118 as compared to $122 for the three months ended March 31, 2015.  Interest income includes interest earned on deposits and short-term investments.

Provision for (recovery of) income taxes

The table below provides the details of income tax expense/recovery:

	Three months ended
	March 31, 2016	March 31, 2015

Current income tax expense	$3,023	$1,003
Deferred income tax expense (recovery)	1,859	(435)
	$4,882	$568

Current income tax expense % of revenue	10%	5%

Income tax expense for the three months ended March 31, 2016 was $4,882 as compared to $568 for the same period last year. The provision for income tax is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

The current income tax expense for the three months ended March 31, 2016 and 2015, consisted primarily of foreign taxes withheld on revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended March 31, 2016 and 2015 was 10% of revenue and 5% of revenue, respectively. The increase in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is no tax treaty relief.

The increase in the deferred income tax expense is primarily attributable to the recognition of certain Canadian losses partially offset by an increase in the valuation allowance. There is a valuation allowance of $18,294 as at March 31, 2016 (December 31, 2015 - $17,583) against deferred tax assets for certain of our Canadian and all of our U.S. subsidiaries.  We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S. subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionate when compared to our estimated average annual rate.

2016 First Quarter Financial Results	8

MD&A

selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2016	Three months ended December 31, 2015	Three months ended September 30, 2015	Three months ended June 30, 2015

Revenues	$30,160	$26,017	$21,438	$34,990

EBITDA (1)	$19,814	$12,867	$11,982	$25,168

EBITDA per share (1)
Basic	$0.16	$0.11	$0.10	$0.21
Diluted	$0.16	$0.11	$0.10	$0.21

Net earnings	$4,920	$3,007	$829	$10,958

Net earnings per share
Basic	$0.04	$0.02	$0.01	$0.09
Diluted	$0.04	$0.02	$0.01	$0.09

Weighted average number of common shares
Basic	120,281,998	120,817,531	120,747,848	120,747,848
Diluted	120,281,998	120,817,531	120,749,618	120,749,618

Thousands of U.S. dollars except per share amounts	Three months ended March 31, 2015	Three months ended December 31, 2014	Three months ended September 30, 2014	Three months ended June 30, 2014

Revenues	$20,410	$22,102	$24,576	$25,655

EBITDA (1)	$4,676	$11,207	$11,638	$17,349

EBITDA per share (1)
Basic	$0.04	$0.09	$0.10	$0.14
Diluted	$0.04	$0.09	$0.10	$0.14

Net earnings (loss)	$(4,758)	$518	$(375)	$5,599

Net earnings (loss) per share
Basic	$(0.04)	$0.00	$0.00	$0.05
Diluted	$(0.04)	$0.00	$0.00	$0.05

Weighted average number of common shares
Basic	120,472,290	120,215,989	120,211,493	120,065,465
Diluted	120,472,290	120,415,297	120,211,493	120,335,029

1.	EBITDA and EBITDA per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of EBITDA” contained in this MD&A.

Our quarterly revenues are affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses, and any new lump sum payment based licenses signed in a quarter. Our quarterly operating expenses are affected by the number of litigation matters and licensing programs, the timing of partner payment obligations and contingent legal fees associated with our partnering program and foreign exchange gains/losses. Given these factors, quarterly revenues and operating expenses can fluctuate and be difficult to predict.

2016 First Quarter Financial Results	9

MD&A

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents and short-term investments amounted to $101,879 at March 31, 2016, representing an increase of $7,328 from the $94,551 held at December 31, 2015. The increase is primarily attributable to $14,809 of cash generated from operations partially offset by the payment of dividends totaling $1,091, the repurchase of common shares under a normal course issuer bid totaling $2,271 and patent acquisition payments totaling $1,388 for the repayment of patent finance obligations for patents acquired in 2013 and, payments totaling $3,000 for patents acquired in 2015.

At March 31, 2016, we had working capital of $82,992, long-term success fee obligation of $187 and long-term patent finance obligations of $16,652 which relates to deferred payment terms on patents we acquired during fiscal 2013.

At March 31, 2016, the current and long-term portions of the patent finance obligations are $10,152 and $16,652, respectively. We expect the repayment of the long-term portion of the patent finance obligation to be completed within the next four years.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$3,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three months ended March 31, 2016, we had no borrowings under this facility.

Effective February 10, 2016, we received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) pursuant to which we are permitted to purchase up to 11,762,446 common shares for cancellation. The 2016 NCIB commenced on February 12, 2016 and will expire on February 11, 2017. During the three months ended March 31, 2016, we repurchased 1,430,000 common shares under the 2016 NCIB for a total of $2,271.

We plan to use our cash resources to fund our operations and any litigation that might be required, to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives, and to fund any dividend payments and the purchase of any of our common shares.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world. It is difficult to predict the timing and nature of future licenses from existing patent portfolios and from future patent portfolios we acquire or obtain through partnering arrangements.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares or debt securities to the public.

2016 First Quarter Financial Results	10

MD&A

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at March 31, 2016, there were 119,412,148 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Stock Purchase Plan and a Deferred Stock Unit Plan.  Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at March 31, 2016, 11,941,215 common shares combined.  The common shares authorized for issuance under the Employee Stock Purchase Plan and the Deferred Stock Unit Plan are limited to 800,000 and 430,000, respectively. As at March 31, 2016, we had 7,045,654 options outstanding, 260,398 deferred stock units outstanding and have issued 536,000 shares under the Employee Stock Purchase Plan.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  Our significant accounting policies are described in Note 2 of our audited consolidated financial statements and notes for the year ended December 31, 2015. A discussion of our critical accounting policies, and the estimates related to them, are included in our Annual MD&A. Except as outlined below, there has been no material changes in our existing critical accounting policies from the disclosures included in our audited consolidated financial statements and notes for the year ended December 31, 2015 and our Annual MD&A. Refer to Note 2, “Basis of Presentation,” in the Notes to the Financial Statements for updates related to new accounting pronouncements.

Patents and other intangibles

We have determined that there were no indications of possible impairment during the three months ended March 31, 2016.

Goodwill

We have determined that there were no indications of possible impairment during the three months ended March 31, 2016.

Disclosure Controls and Procedures

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2016, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

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MD&A

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at March 31, 2016. We based our evaluation on criteria established in “Internal Control over Financial Reporting - 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of March 31, 2016, our internal control over financial reporting is effective.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended March 31, 2016 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax	1.613.688.4894
www.wilan.com